UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

GVI Security Solutions, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.001 par value per share
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(Title of Class of Securities)

36242E 10 1
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(CUSIP Number)

December 31, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)
----------

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes) .

CUSIP No. 36242E 10 1	13G	Page 2 of 8 Pages

1.  Name of Reporting Person

I.R.S. Identification No. of Above Persons (Entities Only)

Woodman Management Corporation

2.  Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

Joint Filer

3.  SEC Use Only

4.  Citizenship or Place of Organization

California

Number of	5.	Sole Voting Power
Shares		0
Beneficially
Owned by	6.	Shared Voting Power
Each		1,742,361
Reporting
Person	7.	Sole Dispositive Power
With		0

	8.	Shared Dispositive Power
		1,742,361

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,742,361

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.  Percent of Class Represented by Amount in Row (9)

3.5%

 12.  Type of Reporting Person

  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1	13G	Page 3 of 8 Pages

1.  Name of Reporting Person

I.R.S. Identification No. of Above Persons (Entities Only)

David Weiner

2.  Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☐

Joint Filer

3.  SEC Use Only

4.  Citizenship or Place of Organization

USA

Number of	5.	Sole Voting Power
Shares
Beneficially
Owned by	6.	Shared Voting Power
Each		2,075,694
Reporting
Person	7.	Sole Dispositive Power
With

	8.	Shared Dispositive Power
		2,075,694

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,075,694

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.  Percent of Class Represented by Amount in Row (9)

4.1%

 12.  Type of Reporting Person

  IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 36242E 10 1	13G	Page 4 of 8 Pages

Item 1(a). Name of Issuer:

GVI Security Solutions, Inc. (the “Issuer”)

Item 1(b). Address of Issuer's Principal Executive Offices:

2801 Trade Center Drive, Suite 120
Carrollton, Texas 75006

Item 2(a). Name of Persons Filing:

Woodman Management Corporation (“Woodman”)
David Weiner (“Weiner”)

Item 2(b). Address of Principal Business Office, or if None, Residence:

The principal business address for each of Woodman and Weiner is c/o W-Net, Inc., 3490 Laurel Canyon Boulevard, Suite 327, Studio City, California 91604

Item 2(c). Citizenship:

Woodman is a Corporation formed and existing under the laws of the State of California.

Weiner is a citizen of the United States.

Item 2(d). Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e). CUSIP Number:

36242E 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), Check Whether the Person Filing is a: NOT APPLICABLE

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

CUSIP No. 36242E 10 1	13G	Page 5 of 8 Pages

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing:

Woodman beneficially owned 1,742,361 Shares of the Issuer’s Common Stock which includes 1,099,727 shares of the Issuer’s Common Stock owned by GVI Acquisition LLC, a California limited liability company (“Acquisition”). As a member of Acquisition, Woodman may be deemed to beneficially own those shares that are owned by Acquisition.

Weiner beneficially owned 2,075,694 Shares of the Issuer’s Common Stock consisting of (i) the 1,742,361 shares of the Issuer’s Common Stock owned by Woodman; and (ii) immediately exercisable warrants to purchase 333,333 shares of the Issuer’s Common Stock at an exercise price of $1.50 per share owned by W-net, Inc., a California corporation (“W-net”). Weiner is the sole shareholder of each of Woodman and W-net and as such may be deemed to beneficially own those shares that are owned by Woodman and W-net.

(b)	Percent of class: As of the date of this filing (taking into consideration that as of November 11, 2005 there were 50,180,502 shares of the Issuer’s common stock issued and outstanding):

The 1,742,361 Shares of the Issuer’s Common Stock beneficially owned by Woodman constituted 3.5% of the Shares outstanding.

The 2,075,694 Shares of the Issuer’s Common Stock beneficially owned by Weiner constituted 4.1% of the Shares outstanding.

CUSIP No. 36242E 10 1	13G	Page 6 of 8 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Not Applicable.

(ii)	Shared power to vote or to direct the vote:

Weiner, Acquisition and Woodman share with the other member and manager of Acquisition and their respective affiliates, the power to vote or to direct the vote of the 1,099,727 shares of the Issuer’s Common Stock owned directly by Acquisition.

Weiner and Woodman share the power to vote or to direct the vote of the 642,634 shares of the Issuer’s Common Stock owned directly by Woodman.

Weiner shares with W-net the power to vote or direct the vote of the 333,333 shares of Common Stock issuable upon exercise of the warrants owned directly by W-net.

(iii)	Sole power to dispose or direct the disposition of:

Not Applicable.

(iv)	Shared power to dispose or direct the disposition of:

Weiner, Acquisition and Woodman share with the other member and manager of Acquisition and their respective affiliates, the power dispose of or to direct the disposition of the 1,099,727 shares of the Issuer’s Common Stock owned directly by Acquisition.

Weiner and Woodman share the power to dispose of or to direct the disposition of the 642,634 shares of the Issuer’s Common Stock owned directly by Woodman.

Weiner shares with W-net the power to dispose or direct the disposition of the 333,333 shares of Common Stock issuable upon exercise of the warrants owned directly by W-net.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

CUSIP No. 36242E 10 1	13G	Page 7 of 8 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

The following certification shall be included if the statement is   filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOODMAN MANAGEMENT CORPORATION

Dated: February 1, 2006	By:	/s/ David Weiner
David Weiner
President

Dated: February 1, 2006	/s/ David Weiner
David Weiner

CUSIP No. 36242E 10 1	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

WOODMAN MANAGEMENT CORPORATION

Dated: February 1, 2006	By:	/s/ David Weiner
David Weiner
President

Dated: February 1, 2006	/s/ David Weiner
David Weiner